Exhibit 4.1

OPTION AGREEMENT

This Option Agreement (the “Agreement”) is entered into as of May 9, 2007 (the “Grant Date”) between Enterprise Informatics Inc., a California corporation (the “Company”), having an address for notices at 10052 Mesa Ridge Court, Suite 100, San Diego, California, 92121, and Cappello Capital Corp., a California corporation (the “Optionee”), having an address for notices at 100 Wilshire Boulevard, Suite 1200, Santa Monica, California, 90401, as follows:

1.             Recitals.

1.1.          This Agreement is entered into pursuant to that certain Settlement Agreement between the parties executed as of even date herewith (the “Settlement Agreement”).

1.2.          The Company by this Agreement is granting to Optionee an option to purchase shares of its Common Stock as described below.

2.             Definitions.

In addition to those words and phrases defined above and unless otherwise required by the context in which they appear, words and phrases having their initial letters capitalized shall have the following meanings:

“Affiliate” means as to Optionee a person or entity controlled by, controlling or under common control with Optionee.

“Agreement” means this Option Agreement (including any schedules, attachments, documents incorporated by reference or modifications agreed to in writing by the Company and Optionee) which sets forth the parties’ rights and obligations with respect to the Option.

“Common Stock”  means the common stock of the Company.

“Expiration Date” means ten (10) years from the Grant Date.

“Option” means the right of Optionee to purchase Five Hundred Thousand (500,000) shares of Common Stock in accordance with the terms and conditions of this Agreement.

“Option Price” means $0.10 per share of Common Stock to be paid by the Optionee upon exercise of the Option.

“Option Stock” means the shares of Common Stock Optionee shall be entitled to purchase pursuant to this Agreement.

“Term” means the period commencing on the Grant Date and continuing until the Expiration Date.

3.             Option.

3.1.          Grant.  Company hereby grants to Optionee the Option to purchase all or any part of the Option Stock on the terms and conditions set forth in this Agreement.

3.2.          Purchase Price.  The purchase price per share of Option Stock to be paid upon the exercise of this Option shall be the Option Price.

3.3.          Restrictions on Transfer. This Option shall not be transferable by Optionee, except to up to four (4) of Optionee’s employees, upon written notice to the Company. Upon any attempt to otherwise sell, assign, encumber or otherwise transfer this Option in violation of this Agreement, or upon the levy of any attachment or similar process upon this Option, this Option shall immediately become null and void.

3.4.          Changes in Equity Structure; Recapitalization. If any change is made in the Common Stock (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the Option will be appropriately adjusted in the number of shares and price per share of Common Stock.

4.             Exercise.

4.1.          Exercise of Option. Optionee shall be entitled to exercise all or any part of the Option at any time during the Term; provided, however, that following the delivery by the Company of its notice to exercise its Repurchase Right (as defined below) to Optionee, Optionee shall no longer be eligible to exercise that portion of the Option being repurchased by the Company.

4.2.          Expiration of Exercise Rights.  In no event shall this Option be exercisable after the Expiration Date.

4.3.          Method of Exercise.  Subject to the terms and conditions of this Option, Optionee may exercise the purchase rights represented by this Option in whole or in part, at any time or from time to time, on or after the date hereof and before the Expiration Date, by  surrendering this Option at the principal offices of the Company, with such other documents subscription or purchase documents reasonably requested by the Company, and arranging for payment of the Option Price (i) by making payment to the Company of an amount equal to the product obtained by multiplying (x) the number of shares of Option Stock so purchased by (y) the Option Price, as specified in Section 2, (ii) by delivery of shares of Common Stock already owned by Optionee, which shares are free of all liens, claims and encumbrances of every kind and have an aggregate fair market value (determined as of the date of exercise) equal to the total Option Price for the number of shares of Option Stock purchased, or (iii) through a “cashless exercise” in which the Optionee shall be entitled to receive a certificate for the number of shares of Common Stock equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the five day volume weighted average price of the Common Stock for the five trading days immediately preceding the date of such election;

(B) = the Exercise Price of the Option, as adjusted; and

(X) = the number of shares of Common Stock issuable upon exercise of the Option in accordance with the terms of this Option.

4.4.          Form of Payment.  Should Optionee choose to exercise this Option pursuant to clause (i) of Section 4.3 above, then payment of the Option Price may be made by (i) a check payable to the Company’s order, (ii) wire transfer of funds to the Company, (iii) cancellation of indebtedness of the Company to the Optionee, or (iv) any combination of the foregoing.

4.5.          Partial Exercise.  Upon a partial exercise of this Option, this Option shall be surrendered by the Optionee and replaced with a new Option or Options of like tenor for the balance of the shares of Option Stock purchasable under the Option.  The Option or Options will be delivered to the Optionee thereof within a reasonable time.

4.6.          No Fractional Shares.  No fractional shares may be issued upon any exercise of this Option.  If upon any exercise of this Option a fraction of a share results, such fraction shall be rounded upwards or downwards to the nearest whole number.

4.7.          Issuance of Stock.  This Option shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Option Stock issuable upon such exercise shall be treated for all purposes as the holder of record of such shares as of the close of business on such date.  As soon as practicable but no later than seven (7) days after delivery of the exercise notice to the Company, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Option Stock issuable upon such exercise.

5.             Company’s Repurchase Right.

5.1.          The Company shall have the right (but not the obligation) to repurchase (the “Repurchase Right”) any portion of this Option that has not been exercised by Optionee at any time for any reason whatsoever.  Upon exercise of the Repurchase Right, the Optionee shall be obligated to sell the Option to Company, as provided in this Section 5.

5.2.          The purchase price for the Option or portion of the Option repurchased hereunder (the “Repurchase Price”) shall be equal to Five Cents ($0.05) per share of Common Stock covered by the Option (or portion thereof) being repurchased by the Company.  The Company may exercise the Repurchase Right at any time during the first year following the issuance of the Option by providing written notice of exercise of the Repurchase Right, stating the portion of the Option to be repurchased and the Repurchase Price.  The Repurchase Price shall be payable, at the option of the Company, by check or by cancellation of all or a portion of any outstanding indebtedness of Optionee to the Company, or by any combination thereof.  The Repurchase Price shall be paid without interest within five (5) days after delivery of the notice of exercise of the Repurchase Right, against delivery by the Optionee of this Agreement.

6.             Investment Intent.

This Option is granted on the condition that Optionee’s purchase of Option Stock shall be for investment purposes and not with a view to resale or distribution.

7.             “Market Stand-Off” Agreement.

7.1.          If requested by the Company or the managing underwriter pursuant to any proposed public offering of the Company’s securities, the Optionee hereby agrees that it shall not, directly or indirectly, sell, lend, pledge, offer, transfer, make any short sale of, sell any option or contract to purchase, contract to sell, purchase any option or contract to sell, grant any option, right or warrant for the purchase of, otherwise transfer or dispose of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Option Stock held by Optionee immediately prior to the effectiveness of the registration statement for such public offering for a period specified by the Company not to exceed ninety (90) days following the effective date of the public offering.  Optionee further agrees to execute such agreements as may be reasonably requested by the Company or the managing underwriter in the public offering that are consistent with this Section 7 or that are necessary to give further effect thereto.

7.2.          In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Shares until the end of such period.

8.             Limitation of Company’s Liability for Nonissuance.  The Company agrees to use its reasonable best efforts to obtain from any applicable regulatory agency such authority or approval as may be required in order to issue and sell the Shares to the Optionee pursuant to this Option.  Inability of the Company to obtain, from any such regulatory agency, authority or approval deemed by the Company’s counsel to be necessary for the lawful issuance and sale of the Shares hereunder shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority or approval shall not have been obtained.

9.             Notices.

9.1.          In Writing.  All notices, demands, requests, or other communications permitted or required under this Agreement or applicable law shall be in writing.

9.2.          Delivery.  All such communications may be served personally or may be sent by registered or certified mail, return receipt requested, postage prepaid and addressed to either Optionee or the Company at the addresses appearing in the preamble to this Agreement, or at such other address as either party shall have communicated to the other pursuant to this Section.  All such communications shall be deemed effectively delivered upon personal service or three (3) days after deposit in the United States Mail.

10.           Miscellaneous.

10.1.        Successors and Assigns.  Except as otherwise provided herein, this Agreement shall inure to the benefit of only the Company, Optionee and their respective successors or assigns.

10.2.        Severability.  If any provision or provisions of this Agreement are adjudged to be for any reason unenforceable, illegal or void, the remainder of its provisions shall remain in full force and effect.

10.3         Integration.  This Agreement, along with the Settlement Agreement,  constitute the entire understanding of the parties concerning the Option granted hereby.  Except as otherwise provided, any changes, modifications, or variations to this Agreement or the Option are invalid unless stated in writing and executed by the Company and Optionee.

10.4.        Governing Law.  This Agreement and the Option granted hereby shall be governed by the laws of the State of California.

10.5.        Attorneys Fees.  If either party brings an action or seeks to enforce or interpret any of the terms or provisions of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs in addition to any other remedy it may be awarded.

10.6.        Counterparts.  This Agreement may be executed in counterparts which shall constitute the whole instrument.

10.7.        Titles for Convenience; Gender and Plurals.  Titles of articles and paragraph headings are for convenience only and shall not affect the construction or interpretation of this Agreement, or any portion thereof. Whenever required by the context hereof, the singular shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter, and vice versa.

[Signatures on Following Page]

Executed to be effective as of the Grant Date.

Number of Shares of Company Stock	OPTIONEE:
for which the Company Options are
exercisable: 500,000	Cappello Capital Corp.

/s/ Bruce L. Pompan
By: Bruce L. Pompan
Its: Managing Director

COMPANY:
ENTERPRISE INFORMATICS INC.

/s/ Alan Kiraly
By: Alan Kiraly
Its: Chief Executive Officer